QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-104615

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 29, 2003)

OKLAHOMA GAS AND ELECTRIC COMPANY

$140,000,000
6.50% Senior Notes, Series Due August 1, 2034

        We will pay interest on the 6.50% Senior Notes, Series due August 1, 2034 on February 1 and August 1 of each year, commencing February 1, 2005. We may redeem the Senior Notes, in whole or in part, at any time on or after August 1, 2014 at the redemption prices described on page S-13 of this prospectus supplement.

        Please read the information described under the captions "Supplemental Description of Senior Notes" in this prospectus supplement and "Description of Senior Notes" in the accompanying prospectus for a more detailed description of the terms of the Senior Notes.

        Investing in our Senior Notes involves risks. See "Risk Factors" beginning on page S-9 of this prospectus supplement.

        The Senior Notes are our senior unsecured obligations and, as described below under the caption "Supplemental Description of Senior Notes," currently rank equally with all of our other senior unsecured indebtedness. We currently have no outstanding debt obligations that are junior to the Senior Notes. The Senior Notes will not be listed on any securities exchange or included in any automated quotation system.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds, Before Expenses, to Oklahoma Gas and Electric Company
Per Senior Note	99.871%	0.875%	98.996%
Total	$139,819,400	$1,225,000	$138,594,400
(1)
Plus accrued interest from August 9, 2004, if settlement occurs after that date.

        The underwriters expect to deliver the Senior Notes on or about August 9, 2004 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

JPMorgan	Wachovia Securities

ABN AMRO Incorporated	BNY Capital Markets, Inc.	KeyBanc Capital Markets	UBS Investment Bank

BOSC, Inc.	Capital West Securities, Inc.	Citigroup	Commerzbank Securities
Piper Jaffray	RBS Greenwich Capital	UMB Scout Brokerage Services Inc.	Wedbush Morgan Securities Inc.

August 4, 2004.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the Senior Notes in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement.

        In this prospectus supplement, "the Company", "we", "us" and "our" refer to Oklahoma Gas and Electric Company; and "underwriters" refers to the firms listed on the cover of this prospectus supplement.

        This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with these documents. This information is available without charge upon written or oral request.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement is a supplement to the accompanying prospectus that also is a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $200,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our Senior Notes and other information you should know before investing in our Senior Notes. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption "Where You Can Find More Information" beginning on page 13 of the accompanying prospectus before investing in our Senior Notes.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements." When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should," or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability to obtain financing on favorable terms;

  •
  prices of electricity and natural gas;

  •
  business conditions in the energy industry;

  •
  competitive factors, including the extent and timing of the entry of additional competition in the markets served by us;

  •
  unusual weather;

  •
  federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets;

  •
  changes in accounting standards, rules or guidelines;

  •
  creditworthiness of suppliers, customers and other contractual parties; and

  •
  the other factors listed from time to time by us in reports filed with the Securities and Exchange Commission.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under the captions "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Financial Statements" in our Annual Report on Form 10-K for the year ended December 31, 2003, under the captions

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Condensed Financial Statements" in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under the caption "Where You Can Find More Information" in the accompanying prospectus.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

PROSPECTUS SUPPLEMENT SUMMARY

        The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Oklahoma Gas and Electric Company

Company Background

        We are a regulated public utility engaged in the generation, transmission, distribution and sale of electricity in Oklahoma and western Arkansas. We are a wholly-owned subsidiary of OGE Energy Corp., a public utility holding company incorporated in the State of Oklahoma and located in Oklahoma City. Our operations are subject to regulation by the Oklahoma Corporation Commission ("OCC"), the Arkansas Public Service Commission ("APSC") and the Federal Energy Regulatory Commission ("FERC"). We were incorporated in 1902 under the laws of the Oklahoma Territory and are the largest electric utility in the State of Oklahoma. We own and operate an interconnected electric production, transmission and distribution system, which includes eight generating stations with an aggregate capability of approximately 5,660 megawatts ("MWs"). In addition, as described in more detail below, we recently acquired a 77 percent interest in the 520 MW McClain Plant.

        We furnish retail electric service in 270 communities and their contiguous rural and suburban areas. During 2003, five other communities and three rural electric cooperatives in Oklahoma and western Arkansas purchased electricity from us for resale. Our service area, with an estimated population of 1.9 million, covers approximately 30,000 square miles in Oklahoma and western Arkansas. The area includes Oklahoma City, the largest city in Oklahoma, and Fort Smith, Arkansas, the second largest city in that state. Of the 270 communities that we serve, 244 are located in Oklahoma and 26 in Arkansas. We derived approximately 89 percent of our total electric operating revenues for the year ended December 31, 2003 from sales in Oklahoma and the remainder from sales in Arkansas.

        Our principal executive offices are located at 321 North Harvey, Post Office Box 321, Oklahoma City, Oklahoma 73101-0321. Our telephone number is (405) 553-3000.

Company Strategy

        The components of our business strategy are as follows:

  •
  Focus on our core utility operations.  OGE Energy intends for Oklahoma Gas and Electric Company to continue as a vertically integrated utility engaged in the generation, transmission and distribution of electricity and to represent over time approximately 70 percent of OGE Energy's consolidated assets. At December 31, 2003, Oklahoma Gas and Electric Company represented approximately 61 percent of OGE Energy's consolidated assets. Approximately 35 percent of OGE Energy's consolidated assets were in the pipeline businesses of its wholly-owned subsidiary, Enogex Inc. OGE Energy believes that Enogex's assets provide critical gas supply services to our utility generation fleet. In addition, OGE Energy believes many of the commercial skills, risk management practices, and market information available from Enogex provide value to us. Federal regulation regarding the wholesale power market may change with the evolving policy at the FERC. In addition, Oklahoma and Arkansas legislatures and utility commissions may propose changes from time to time that could subject utilities to market risk. Accordingly, we are applying risk management practices to all of our operations in an effort to mitigate the potential adverse effect of any future regulatory changes.

  •
  Purchase of additional regulated generating capacity.  As discussed below in more detail, we recently purchased a 77 percent interest in a 520 MW generating plant located in Oklahoma.

    Because of this acquisition, we expect that our customers should realize overall lower rates due to fuel savings from the efficiency of this new plant, more favorable terms on a recently negotiated contract that will replace an expiring qualified cogeneration facility and small power production producers' contract ("QF contract") pursuant to which we currently acquire a portion of the power we deliver to our customers and termination of a purchased power contract.

  •
  Pursue other opportunities for generation when appropriate.  We will continue to review all of our supply alternatives to replace expiring QF contracts that would minimize the total cost of generation to our customers. In addition to the 110 MW PowerSmith contract expiring in August 2004, for which we recently entered into a replacement contract with PowerSmith (subject to OCC approval), we have approximately 430 MWs of QF contracts that will expire at the end of 2007, unless extended by us. Accordingly, we will continue to explore opportunities to build or buy power plants in order to serve our native load. As a result of the high volatility of current natural gas prices and the projected increase in natural gas prices, we will include the feasibility of constructing additional base load coal-fired units in our build options.

Recent Developments

  Regulatory Considerations

        On October 11, 2002, we, the OCC Staff, the Oklahoma Attorney General and other interested parties agreed to a settlement (the "Settlement Agreement") of our rate case filed on January 28, 2002. The administrative law judge subsequently recommended approval of the Settlement Agreement and on November 22, 2002, the OCC signed a rate order containing the provisions of the Settlement Agreement. The Settlement Agreement provides for, among other items: (i) a $25.0 million annual reduction in the electric rates of our Oklahoma customers which went into effect January 6, 2003; (ii) recovery by us, through our rate base, of the capital expenditures associated with the January 2002 ice storm; (iii) recovery by us, over three years, of the $5.4 million in deferred operating costs associated with the January 2002 ice storm, through our rider for sales to other utilities and power marketers ("off-system sales"); and (iv) acquisition by us of not less than 400 MWs of electric generating capacity ("New Generation") to be integrated into our generation system.

        Our acquisition of a 77 percent interest in the McClain Plant on July 9, 2004, as discussed below in more detail, constitutes an acquisition of such New Generation. We expect this New Generation, including the effects of an interim power purchase agreement we had with the seller of the McClain Plant while we were awaiting regulatory approval to complete the acquisition, will provide savings, over a three-year period, in excess of $75.0 million to our Oklahoma customers. These savings will be derived from: (i) the avoidance of purchase power contracts otherwise needed; (ii) replacing an above market cogeneration contract with PowerSmith Cogeneration Project, L.P. when it can be terminated at the end of August 2004 with a more economic contract with PowerSmith; and (iii) fuel savings associated with operating efficiencies of the new plant. These savings, while providing real savings to Oklahoma customers, are not expected to affect our profitability because our rates are not expected to be reduced to accomplish these savings. If we are unable to demonstrate at least $75.0 million in savings, we will be required to credit to our Oklahoma customers any unrealized savings below $75.0 million.

  Recent Acquisition of Power Plant

        On August 18, 2003, we signed an asset purchase agreement to acquire NRG McClain LLC's 77 percent interest in the McClain Plant. The purchase price for the interest in the McClain Plant was approximately $160 million. The McClain Plant includes natural gas-fired combined cycle combustion turbine units and is located near Newcastle, Oklahoma in McClain County, Oklahoma. The McClain Plant began operating in 2001. The owner of the remaining 23 percent interest in the McClain Plant is the Oklahoma Municipal Power Authority ("OMPA"). On July 2, 2004, the FERC authorized us to acquire the McClain Plant. FERC approval was based on an offer of settlement we filed in which we proposed, among other things, to install certain new transmission facilities and to hire an independent market monitor to oversee our activity for a limited period. Requests for rehearing of the FERC's July 2, 2004 order were due on or before August 2, 2004. One party has filed such a request. On July 9, 2004, we completed the transaction and we acquired the 77 percent interest in the McClain Plant. We funded the purchase price with short-term borrowings from our parent, OGE Energy.

        We do and will operate the plant in accordance with a joint ownership and operating agreement with the OMPA. Under this agreement, we will operate the facility, and we and the OMPA will be entitled to the net available output of the plant based on our respective ownership percentages. All fixed and variable costs, except fuel and gas transportation costs, will be shared in proportion to the respective ownership interests. Fuel and gas transportation costs will be paid in accordance with each individual owner's respective transportation contract and consumption. We expect to utilize our portion of the output, 400 MWs, to serve our native load. As provided in the Settlement Agreement, until we seek and obtain approval of a request to increase base rates to recover, among other things, the investment in the plant, we will have the right to accrue a regulatory asset, for a period not to exceed 12 months subsequent to the acquisition, consisting of the non-fuel operation and maintenance expenses, depreciation, cost of debt associated with the investment and ad valorem taxes. Upon approval by the OCC of our request, all prudently incurred costs accrued through the regulatory asset within the 12-month period will be included in our prospective cost of service and would be recovered over a period to be determined by the OCC.

The Offering

        The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including "Supplemental Description of Senior Notes", the accompanying prospectus, including "Description of Senior Notes", and the documents referred to in this prospectus supplement and the accompanying prospectus.

Issuer	Oklahoma Gas and Electric Company
Securities Offered	$140,000,000 principal amount of 6.50% Senior Notes, Series due August 1, 2034
Maturity	August 1, 2034
Interest Rate	6.50%
Interest Payment Dates	February 1 and August 1 of each year, beginning on February 1, 2005.
Ranking
The Senior Notes are our senior unsecured obligations and currently rank equally with all of our other senior unsecured indebtedness. We currently have no outstanding debt obligations that are junior to the Senior Notes. The Indenture under which the Senior Notes will be issued will not prevent us from incurring additional indebtedness, which may be secured by some or all of our assets. As of the date of this prospectus supplement, we do not have any plans to issue secured indebtedness.
Optional Redemption
We may redeem the Senior Notes, in whole or in part, at any time on or after August 1, 2014 at the redemption prices described herein. See "Supplemental Description of Senior Notes—Redemption Provisions" for more information.
Use of Proceeds
The net proceeds from the sale of the Senior Notes, after deducting the underwriting discount and our estimated offering expenses, will be approximately $138.3 million. We will use the net proceeds from the sale of the Senior Notes to repay short-term borrowings from our parent, OGE Energy, including short-term borrowings incurred to fund the purchase price of the 77 percent interest in the McClain Plant, as discussed above. See "Use of Proceeds" on page S-11. At July 31, 2004, we had $296.8 million of short-term debt outstanding.
Trustee	UMB Bank, N.A.

Summary Financial Data

        We are providing the following selected financial information to assist you in analyzing an investment in our Senior Notes. We derived the financial information presented below as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 from the audited financial statements included in our Form 10-K for the year ended December 31, 2003. Certain prior year amounts have been reclassified to conform to the 2004 presentation. We derived the financial information presented below as of June 30, 2004 and for the six months ended June 30, 2004 and 2003, from our interim unaudited financial statements included in our Form 10-Q for the quarter ended June 30, 2004. In the opinion of management, such interim unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly the results for the interim periods presented.

        The financial information below should be read in conjunction with the historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the annual, quarterly and other reports filed by us with the Securities and Exchange Commission, which we have incorporated by reference into this prospectus supplement.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)		(Audited)
	(In millions)
Income statement data:
Operating revenues	$715.8	$690.5	$1,517.1	$1,388.0	$1,456.8
Cost of goods sold	426.4	400.9	837.4	695.8	766.5

Gross margin on revenues	289.4	289.6	679.7	692.2	690.3
Other operation and maintenance	143.0	146.8	294.8	282.9	287.3
Depreciation	62.2	61.7	121.8	123.1	119.8
Taxes other than income	24.5	23.7	46.9	47.1	46.6

Operating income	59.7	57.4	216.2	239.1	236.6

Other income (expense)
Other income	1.3	0.7	0.8	0.7	1.1
Other expense	(1.2)	(1.4)	(3.2)	(3.1)	(3.5)

Net other income (expense)	0.1	(0.7)	(2.4)	(2.4)	(2.4)

Interest income (expense)
Interest income	0.2	—	0.6	1.2	2.4
Interest on long-term debt	(18.1)	(18.6)	(36.9)	(38.1)	(42.3)
Allowance for borrowed funds used during construction	0.3	0.4	0.5	0.9	0.7
Interest on short-term debt and other interest charges	(1.5)	(1.8)	(2.4)	(3.0)	(4.4)

Net interest expense	(19.1)	(20.0)	(38.2)	(39.0)	(43.6)

Income before taxes	40.7	36.7	175.6	197.7	190.6
Income tax expense	10.3	12.1	60.2	71.6	69.4

Net income	$30.4	$24.6	$115.4	$126.1	$121.2

		At December 31,
	At June 30, 2004
		2003	2002
	(Unaudited)	(Audited)
	(In millions)
Balance sheet data:
Total current assets	$318.1	$345.2	$267.9
Net property, plant and equipment	$2,300.4	$2,250.4	$2,206.9
Total assets	$2,824.4	$2,775.2	$2,659.9
Short-term debt (including advances from parent)	$88.9	$50.0	$101.1
Total current liabilities	$362.5	$285.0	$286.3
Long-term debt	$706.0	$707.2	$710.5
Stockholder's equity	$892.1	$919.9	$904.1
Total liabilities and stockholder's equity	$2,824.4	$2,775.2	$2,659.9

Ratio of earnings to fixed charges
(unaudited)

        Our ratio of earnings to fixed charges were as follows for the periods indicated in the table below.

	Six months ended June 30,	Year ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	2.91	5.11	5.41	4.80	5.16	5.45

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of net income plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits (net), less allowance for borrowed funds used during construction (AFUDC) and (2) fixed charges consist of interest on long-term debt, related amortization, interest on short-term borrowings and a calculated portion of rents considered to be interest.

Capitalization

        The following table sets forth our capitalization as of June 30, 2004. Our capitalization is presented:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the (1) incurrence, subsequent to June 30, 2004, of $160 million of short-term borrowings from our parent, OGE Energy, to fund the acquisition of the McClain Plant discussed above, (2) the capital contribution from OGE Energy in the amount of approximately $150 million that we expect in August 2004 (and the corresponding reduction in short-term borrowings from OGE Energy), and (3) the issue and sale of $140 million of the Senior Notes in this offering and the application of the net proceeds to repay approximately $138.3 million of short-term borrowings from OGE Energy. The as adjusted column does not reflect the incurrence of an additional $47.9 million of short-term borrowings from OGE Energy subsequent to June 30, 2004.

As of June 30, 2004
(unaudited)

	Actual		As Adjusted
	Millions of Dollars	Percent of Capitalization	Millions of Dollars	Percent of Capitalization
Short-term debt (including advances from parent)	$88.9	5.3%	$0.0	0.0%
Long-term debt	$706.0	41.8%	$846.0	44.8%

Total Debt	$794.9	47.1%	$846.0	44.8%
Common stockholder's equity	$892.1	52.9%	$1,042.1	55.2%

Total capitalization, including short-term debt	$1,687.0	100.0%	$1,888.1	100.0%

RISK FACTORS

        An investment in our Senior Notes involves risks. You should carefully consider these risk factors as well as all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our Senior Notes.

        The Senior Notes would have a claim that is junior with respect to the assets securing any secured debt that we may issue.

        The Senior Notes will be senior unsecured obligations and currently rank equally with all of our other senior unsecured indebtedness. As of June 30, 2004, we have five other series of our senior notes outstanding in the aggregate principal amount of $570 million. Although subject to earlier redemption at our option, the outstanding senior notes mature between 2005 and 2028. These series of our senior notes have provisions that limit (subject to certain exceptions) our ability to issue secured debt unless, at the time the secured debt is issued, we also equally secure the outstanding senior notes. The Senior Notes offered hereby will not contain this provision. As a result, if in the future we were to issue secured debt the outstanding series of senior notes would also become secured. In such case, the Senior Notes offered hereby would be effectively subordinated to the secured debt. There is no limit on the amount of debt that we may issue and, in the future, we may issue debt which includes provisions similar to those applicable to our other outstanding senior notes.

        Any reductions in our credit ratings could increase our financing costs and could cause the value of the Senior Notes to decline.

        We cannot assure you that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could lead to higher borrowing costs. Any lowering of the ratings of the Senior Notes would likely reduce the value of the Senior Notes.

        Our profitability depends on our ability to recover costs from our customers and there may be changes in circumstances or in the regulatory environment that impair our ability to recover costs from our customers.

        We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment. The utility commissions in the states where we operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers.

        As a result of the energy crisis in California and the financial troubles at a number of energy companies, the regulatory environments in which we operate have received an increased amount of public attention. It is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met.

        We are unable to predict the impact on our operating results from the future regulatory activities of any of the agencies that regulate us. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

        Our rates are subject to regulation by the states of Oklahoma and Arkansas, as well as by a federal agency, whose regulatory paradigms and goals may not be consistent.

        We are currently a vertically integrated electric utility and most of our revenue results from the sale of electricity to retail customers subject to bundled rates that are approved by the applicable state utility commission and the sale of electricity to wholesale customers subject to rates and other matters approved by the FERC.

        Exposure to inconsistent state and federal regulatory standards may limit our ability to operate profitably. Further alteration of the regulatory landscape in which we operate may harm our financial condition and results of operations.

        Our Settlement Agreement with the OCC targets $75 million of savings over a three-year period from the acquisition of New Generation. We may not be able to achieve such targeted savings, in which case we may be required to credit any unrealized savings to our customers.

        As part of our Settlement Agreement in November 2002, we indicated that the acquisition of up to 400 MWs of New Generation should provide $75 million of savings to our customers over three years. We also agreed that if we are unable to demonstrate such savings, we will credit our customers any unrealized savings below $75 million. We cannot assure you that we will be able to realize the targeted $75 million of savings to our customers, in which case we may be required to credit unrealized savings to our customers.

        We are subject to commodity price risk, credit risk and other risks associated with energy markets.

        We are exposed to market and credit risks in our generation and retail distribution operations. Specifically, such risks include commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense. However, exposure to commodity price risk related to our retail customers is partially mitigated by our fuel adjustment clauses.

        Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. If the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

        Increased competition resulting from restructuring efforts could have a significant financial impact on us and consequently decrease our revenue.

        Although retail restructuring efforts in Oklahoma and Arkansas have been postponed for the time being, if such efforts were renewed, retail competition and the unbundling of regulated energy service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. Any such restructuring could have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices for electricity and the quality and reliability of our service currently place us in a position to compete effectively in the energy market.

        Recent events that are beyond our control have increased the level of public and regulatory scrutiny of our industry. Governmental and market reactions to these events may have negative impacts on our business, financial condition and access to capital.

        As a result of the energy crisis in California during the summer of 2001, the volatility of natural gas prices in North America, the bankruptcy filing by Enron Corporation, accounting irregularities at public companies in general and energy companies in particular, and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility business have been under a generally increased amount of public and regulatory scrutiny and suspicion. The accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and relationships between corporations and their independent auditors. The capital markets and rating agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws and accounting standards, but it is difficult or impossible to predict or control what effect these types of events may have on our business, financial condition or access to the capital markets.

        As a result of these events, Congress passed the Sarbanes-Oxley Act of 2002. It is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or our operations specifically. Any new accounting standards could affect the way we are required to record revenues, assets and liabilities. These changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities that could, in turn, affect our reported results of operations.

        There is no existing market for the Senior Notes and we cannot assure you that an active trading market will develop.

        There is no existing market for the Senior Notes and we cannot assure you that an active trading market will develop. If a market for the Senior Notes were to develop, future trading prices would depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing or quotation of the Senior Notes on any securities exchange or trading market. As a result, it may be difficult for you to find a buyer for your Senior Notes at the time you want to sell them, and even if you find a buyer, you might not get the price you want.

USE OF PROCEEDS

        We anticipate that the net proceeds from the offering (after deducting the underwriting discount and estimated offering expenses) will be approximately $138.3 million. We intend to apply the net proceeds from this offering to our general funds and will use them to repay short-term borrowings from our parent, OGE Energy. At July 31, 2004, we had outstanding approximately $296.8 million of short-term borrowings from our parent at a weighted average interest rate of 1.42 percent. These short-term borrowings were incurred to fund the purchase price of the 77 percent interest in the McClain Plant discussed above, various other capital expenditures and our pension plan. At or about the time of this offering, we expect that our parent, OGE Energy, will make a capital contribution to us in the amount of approximately $150 million, which will be used to offset $150 million of short-term borrowings.

SUPPLEMENTAL DESCRIPTION OF SENIOR NOTES

        Please read the following information concerning the Senior Notes in conjunction with the statements under "Description of Senior Notes" in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes. The following description is not complete. The Senior Notes will be issued under the Indenture dated as of October 1, 1995, as supplemented (the "Indenture"), that we have entered into with UMB Bank, N.A., as trustee (the "Trustee"). The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the Senior Notes are being offered and sold.

General

        We will offer $140,000,000 of 6.50% Senior Notes, Series due August 1, 2034 as a series of notes under the Indenture.

Maturity

        The entire principal amount of the Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on August 1, 2034.

Ranking; No Limitations on Liens or Sale and Lease-Back Transactions

        The Senior Notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. However, the Senior Notes will be subordinated to any secured indebtedness that we may issue, as to the assets securing such indebtedness. We currently have no secured indebtedness and no subordinated indebtedness. As of June 30, 2004, we have five other series of our senior notes outstanding in the aggregate principal amount of $570 million. Although subject to earlier redemption at our option, the outstanding senior notes mature between 2005 and 2028. These series of our senior notes have provisions that limit (subject to certain exceptions) our ability to issue secured debt unless, at the time the secured debt is issued, we also equally secure the outstanding senior notes. The Senior Notes offered hereby will not contain this provision. As a result, if in the future we were to issue secured debt the outstanding series of senior notes would also become secured. In such case, the Senior Notes offered hereby would be effectively subordinated to the secured debt. There is no limit on the amount of debt that we may issue and, in the future, we may issue debt which includes provisions similar to those applicable to our other outstanding senior notes.

        In addition, although our other senior notes also have provisions that limit our ability to enter into sale and lease-back transactions, the Senior Notes offered hereby will not contain this provision.

Interest Payments

        Each Senior Note will bear interest at the annual rate set forth on the cover page of this prospectus supplement beginning on the day the Senior Notes are issued. The interest will be payable semi-annually on February 1 and August 1 of each year, commencing February 1, 2005. If such date is not a business day, the payment of interest will be made on the next succeeding business day without adjustment. Interest will be paid to the person in whose name the Senior Note is registered at the close of business on the January 15 or July 15 immediately preceding February 1 or August 1. We will compute the amount of interest payable on the basis of a 360-day year of twelve 30-day months.

Redemption Provisions

        We may redeem the Senior Notes, in whole or in part, on or after August 1, 2014, upon at least 30 days' but not more than 60 days' notice, at the following redemption prices (expressed as a percentage of the principal amount) during the following periods:

Period	Redemption Price	Period	Redemption Price
August 1, 2014 - January 31, 2015	103.25%	August 1, 2019 - January 31, 2020	101.65%
February 1, 2015 - July 31, 2015	103.09	February 1, 2020 - July 31, 2020	101.49
August 1, 2015 - January 31, 2016	102.93	August 1, 2020 - January 31, 2021	101.33
February 1, 2016 - July 31, 2016	102.77	February 1, 2021 - July 31, 2021	101.17
August 1, 2016 - January 31, 2017	102.61	August 1, 2021 - January 31, 2022	101.01
February 1, 2017 - July 31, 2017	102.45	February 1, 2022 - July 31, 2022	100.85
August 1, 2017 - January 31, 2018	102.29	August 1, 2022 - January 31, 2023	100.69
February 1, 2018 - July 31, 2018	102.13	February 1, 2023 - July 31, 2023	100.53
August 1, 2018 - January 31, 2019	101.97	August 1, 2023 - January 31, 2024	100.37
February 1, 2019 - July 31, 2019	101.81	February 1, 2024 - July 31, 2024	100.21

and at 100 percent of the principal amount to be redeemed at all times on and after August 1, 2024, plus in each case accrued and unpaid interest thereon to the date of redemption.

        If we elect to redeem less than all of the Senior Notes, and the Senior Notes are at the time represented by a global security, then the Depository will select the Senior Notes to be redeemed in accordance with its customary procedures. If we elect to redeem less than all of the Senior Notes, and the Senior Notes are not represented by a global security, then the Trustee will select the particular Senior Notes to be redeemed in a manner it deems appropriate and fair.

        If at the time of mailing the notice of redemption, we have not irrevocably directed the Trustee to redeem the Senior Notes called for redemption, the notice may state that the redemption is subject to the receipt of the redemption moneys by the Trustee on or prior the date fixed for redemption and that the notice will be of no effect unless such moneys are received on or prior to such redemption date.

        The Senior Notes do not provide for any sinking fund.

Forms and Denomination

        The Senior Notes will be issued as one or more global securities in the name of a nominee of The Depository Trust Company and will be available only in book-entry form. See "Book-Entry System" in the accompanying prospectus. The Senior Notes are available for purchase in multiples of $1,000.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from us, the respective amount of the Senior Notes set forth opposite its name below:

Underwriters	Principal Amount of Senior Notes
J.P. Morgan Securities Inc.	$42,000,000
Wachovia Capital Markets, LLC.	42,000,000
ABN AMRO Incorporated	7,000,000
BNY Capital Markets, Inc.	7,000,000
KeyBanc Capital Markets, A Division of McDonald Investments Inc.	7,000,000
UBS Securities LLC	7,000,000
BOSC, Inc.	3,500,000
Capital West Securities, Inc.	3,500,000
Citigroup Global Markets Inc.	3,500,000
Commerzbank Capital Market Corp.	3,500,000
Piper Jaffray & Co.	3,500,000
Greenwich Capital Markets, Inc.	3,500,000
UMB Scout Brokerage Services Inc.	3,500,000
Wedbush Morgan Securities Inc.	3,500,000

Total	$140,000,000

        If any of the Senior Notes are purchased by the underwriters under the underwriting agreement, then all of the Senior Notes must be purchased.

        The underwriters have advised us that they propose initially to offer the Senior Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. They also may offer the Senior Notes to dealers at this public offering price less a concession not in excess of 0.500% of the principal amount of the Senior Notes. The underwriters may allow, and the dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Senior Notes on sales to other dealers. After the initial offering of the Senior Notes to the public is completed, the underwriters may change the offering price and the concessions.

        The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering of the Senior Notes.

	Per Senior Note	Total
Underwriting discount	0.875%	$1,225,000

        Prior to this offering, there has been no public market for the Senior Notes. The underwriters have informed us that they may make a market in the Senior Notes from time to time. The underwriters are under no obligation to make a market in the Senior Notes and any such market may be discontinued without notice.

        In connection with the offering of the Senior Notes, the rules of the Securities and Exchange Commission permit the underwriters to engage in transactions that stabilize the price of the Senior Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Senior Notes. If the underwriters create a short position in the Senior Notes (that is, if they sell a larger principal amount of the Senior Notes than is set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Senior Notes in the open market.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. Neither we nor any of the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor any of the underwriters can assure you that the underwriters will in fact engage in these transactions, or that these transactions, once begun, will not be discontinued without notice by the underwriters.

        We estimate that our total expenses for this offering, not including the underwriting discount, will be $305,000.

        We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933. Alternatively, we may be required to contribute to payments that the underwriters may be required to make as a result of these liabilities.

        J.P. Morgan Securities Inc. ("JPMorgan") will make the securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

        In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us and our affiliates.

        UBOC Investment Services, Inc., an NASD member and subsidiary of Union Bank of California, N.A., is being paid a referral fee by Wedbush Morgan Securities Inc. Union Bank of California, N.A. is a participant in our credit facility.

        Bank One, NA and Wachovia Bank, National Association, affiliates of certain underwriters, serve as administrative agent and syndication agent, respectively, under our credit facility. UMB Bank, N.A., an affiliate of UMB Scout Brokerage Services, Inc., is the trustee under the Indenture pursuant to which the Senior Notes offered hereby will be issued. In addition, affiliates of certain of the underwriters are participants in our credit facility and certain of OGE Energy's credit facilities.

LEGAL OPINIONS

        Legal opinions relating to the Senior Notes will be rendered by our counsel, Rainey, Ross, Rice & Binns, Oklahoma City, Oklahoma, and Jones Day, Chicago, Illinois. Rainey, Ross, Rice & Binns will pass on matters pertaining to local laws and as to these matters other counsel will rely on their opinions. As of June 30, 2004, Mr. Hugh D. Rice, a partner in Rainey, Ross, Rice & Binns, owned a beneficial interest in 3,000 shares of common stock of our parent company, OGE Energy. Certain legal matters will be passed upon for the underwriters by Chapman and Cutler LLP, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, an independent registered public accounting firm, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended

December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS

OKLAHOMA GAS AND ELECTRIC COMPANY
321 N. Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101-0321
(405) 553-3000

SENIOR NOTES

        We may offer for sale from time to time up to $200,000,000 aggregate principal amount of our unsecured senior notes. We refer to the senior notes being offered by this prospectus as "Senior Notes." We may sell the Senior Notes in one or more series (1) through underwriters or dealers, (2) directly to a limited number of institutional purchasers, or (3) through agents. See "Plan of Distribution." The amount and terms of the sale of a series of Senior Notes will be determined at the time of sale and included in a prospectus supplement that will accompany this prospectus. Each prospectus supplement will include if applicable:

  •
  The names of any underwriters, dealers or agents involved in the distribution of that series of the Senior Notes;

  •
  Any applicable commissions or discounts and the net proceeds to us from that sale;

  •
  The aggregate principal amount and offering price of that series of the Senior Notes;

  •
  The rate or rates (or method of calculation) of interest;

  •
  The time or times and place of payment of interest;

  •
  The maturity date or dates; and

  •
  Any redemption terms or other specific terms of that series of Senior Notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2003.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS	3
FORWARD-LOOKING STATEMENTS	3
OKLAHOMA GAS AND ELECTRIC COMPANY	4
USE OF PROCEEDS	4
RATIO OF EARNINGS TO FIXED CHARGES	5
DESCRIPTION OF SENIOR NOTES	5
BOOK-ENTRY SYSTEM	11
LEGAL OPINIONS	12
EXPERTS	12
PLAN OF DISTRIBUTION	12
WHERE YOU CAN FIND MORE INFORMATION	13

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this process, we may, from time to time over the next several years, sell the Senior Notes described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000. This prospectus provides you with a general description of the Senior Notes we may offer. Each time we sell Senior Notes, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION." We believe we have included all information material to investors but some details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement. In this prospectus, "we," "us," "our" and "our company" refer to Oklahoma Gas and Electric Company.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements." When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates", "may", "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability to obtain financing on favorable terms

  •
  business conditions in the energy industry

  •
  prices of electricity and natural gas

  •
  competitive factors, including the extent and timing of the entry of additional competition in the markets served by us

  •
  unusual weather

  •
  federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets

  •
  changes in accounting standards, rules or guidelines

  •
  creditworthiness of suppliers, customers and other contractual parties

  •
  the other factors listed from time to time by us in reports filed with the Securities and Exchange Commission

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K, for the year ended December 31, 2002, and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under "WHERE YOU CAN FIND MORE INFORMATION".

OKLAHOMA GAS AND ELECTRIC COMPANY

        We are a regulated public utility engaged in the generation, transmission and distribution of electricity to retail and wholesale customers. We are a wholly-owned subsidiary of OGE Energy Corp., which is a public utility holding company incorporated in the State of Oklahoma and located in Oklahoma City. We were incorporated in 1902 under the laws of the Oklahoma Territory and are the largest electric utility in the State of Oklahoma. We own and operate an interconnected electric production, transmission and distribution system, which includes eight active generating stations with a total capability of 5,512,599 kilowatts.

        We furnish retail electric service in 270 communities and their contiguous rural and suburban areas. During 2002, seven other communities and two rural electric cooperatives in Oklahoma and western Arkansas purchased electricity from us for resale. Our service area, with an estimated population of 1.8 million, covers approximately 30,000 square miles in Oklahoma and western Arkansas. The area includes Oklahoma City, the largest city in Oklahoma, and Ft. Smith, Arkansas, the second largest city in that state. Of the 279 communities that we serve, 252 are located in Oklahoma and 27 in Arkansas. We derived approximately 90 percent of our total electric operating revenues for the year ended December 31, 2002 from sales in Oklahoma and the remainder from sales in Arkansas.

USE OF PROCEEDS

        We will add the net proceeds from the sale of the Senior Notes to our general funds and use those proceeds for general corporate purposes, including the purchase of additional generating facilities. The specific use of the proceeds of a particular series of the Senior Notes will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	5.41	4.80	5.16	5.45	5.93

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of net income plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits (net); and (2) fixed charges consist of interest on long-term debt, related amortization, interest on short-term borrowings and a calculated portion of rents considered to be interest.

        Assuming that our variable interest rate debt continues at interest rates in effect on December 31, 2002, the annual interest requirement on our long-term debt outstanding at December 31, 2002, was $36,377,770.

DESCRIPTION OF SENIOR NOTES

        The description below contains summaries of selected provisions of the indenture, including the supplemental indenture, under which the Senior Notes will be issued. These summaries are not complete. The indenture and the form of supplemental indenture have been filed as exhibits to the registration statement. You should read the indenture and the supplemental indenture for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness. As of December 31, 2002, there were 5 series of senior notes, aggregating $577,519,881 in principal amount outstanding under the Indenture.

        The Senior Notes will be represented either by global securities registered in the name of The Depository Trust Company ("DTC"), as depository ("Depository"), or its nominee, or by securities in certificate form issued to the registered owners, as described in the applicable prospectus supplement. See "BOOK-ENTRY SYSTEM" in this prospectus.

General

        We may issue the Senior Notes in one or more new series under an Indenture dated as of October 1, 1995 between us and UMB Bank, N.A., as successor trustee (the "Trustee"). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for each series of Senior Notes, is referred to in this prospectus as the "Indenture." The Senior Notes will be unsecured obligations and will rank on a parity with our other unsecured indebtedness, including other senior notes previously issued under the Indenture and senior notes issued under the Indenture subsequent to the issuance of the Senior Notes. We refer in this prospectus to senior notes issued under the Indenture, whether previously issued or to be issued in the future, including the Senior Notes, as the "notes." The amount of notes that we may issue under the Indenture is not limited.

        The Senior Notes may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each issue of Senior Notes will specify:

  •
  the title, aggregate principal amount and offering price of that series of Senior Notes;

  •
  the interest rate or rates, or method of calculation of the rate or rates, on that series, and the date from which the interest will accrue;

  •
  the dates on which interest will be payable;

  •
  the record dates for payments of interest;

  •
  the date on which the Senior Notes of that series will mature;

  •
  any redemption terms;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the Senior Notes of that series may be repaid, in whole or in part, at the option of the holder thereof; and

  •
  other specific terms applicable to the Senior Notes of that series.

        Any special United States federal income tax considerations applicable to Senior Notes sold at an original issue discount and any special United States federal income tax or other considerations applicable to any Senior Notes which are denominated in other than United States dollars will be described in the prospectus supplement relating to that series of Senior Notes.

        Unless otherwise indicated in the applicable prospectus supplement, the Senior Notes will be denominated in United States currency in minimum denominations of $1,000 and integral multiples of $1,000.

        Unless otherwise indicated in the applicable prospectus supplement, there will be no provisions in the Indenture or the Senior Notes that require us to redeem, or permit the holders to cause a redemption or repurchase of, the Senior Notes or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company. However, any change in control transaction that involves the incurrence of substantial additional long-term indebtedness by us could require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that those approvals would be unlikely in any transaction that would result in our company, or a successor to our company, having a highly leveraged capital structure.

Registration, Transfer And Exchange

        Senior Notes of any series may be exchanged for other Senior Notes of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.06.)

        Unless we indicate otherwise in the applicable prospectus supplement, Senior Notes may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Any transfer or exchange will be effected upon the Trustee's satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.06 and 2.07.)

        The Trustee will not be required to exchange or register a transfer of any Senior Notes of a series that is selected, called or being called for redemption except, in the case of any Senior Note to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.06.) See "BOOK-ENTRY SYSTEM" in this prospectus.

Payment and Paying Agents

        Principal, interest and premium, if any, on Senior Notes issued in the form of global securities will be paid in the manner described below under the caption "BOOK-ENTRY SYSTEM." Unless we indicate otherwise in the applicable prospectus supplement, interest on Senior Notes that are in the form of certificated securities will be paid by check mailed to the holder at that holder's address as it appears in the register for the Senior Notes maintained by the Trustee; however, a holder of $10,000,000 or more of notes having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States, if appropriate wire transfer instructions have been received by the Trustee on or prior to the applicable record date. (Section 2.12.) Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on Senior Notes in the form of certificated securities will be payable in immediately available funds at the office of the Trustee upon presentation of the Senior Notes. (Section 2.12.)

        All monies paid by us to a paying agent for the payment of principal, interest or premium on any Senior Note which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that Senior Note may thereafter look only to us for payment of that principal, interest or premium. (Section 5.04.)

Events of Default

        The following are events of default under the Indenture:

  •
  default in the payment of principal and premium, if any, on any note issued under the Indenture when due and payable and continuance of that default for a period of 5 days;

  •
  default in the payment of interest on any note issued under the Indenture when due and continuance of that default for 30 days;

  •
  default in the performance or breach of any of our other covenants or warranties in the Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Indenture; and

  •
  specified events of bankruptcy, insolvency or reorganization of our company. (Section 8.01.)

        If an event of default occurs and is continuing, either the Trustee or the holders of a majority in principal amount of the outstanding notes may declare the principal amount of all notes to be due and payable immediately. At any time after an acceleration of the notes has been declared, but before a judgment or decree of the immediate payment of the principal amount of the notes has been obtained, if we pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the notes. (Section 8.01.)

        The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders have offered reasonable security to the Trustee. (Section 9.02.) The holders of a majority in principal amount of the outstanding notes generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to the notes. The holders of a majority in principal amount of the outstanding notes generally will be able to waive any past default or event of default except a default in the payment of principal, premium or interest on the notes. (Section 8.07.) Each holder has the right to institute a proceeding relating to the Indenture, but this right is subject to conditions precedent specified in the Indenture. (Section 8.04.) The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the notes, however, the Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so. (Section 8.08.) We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 6.06.)

Modification

        Unless otherwise indicated in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture and the Senior Notes from time to time. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the notes, or we may need either the consent or approval of the holders of a majority in principal amount of the outstanding notes or the consent or approval of each holder affected by the proposed amendment.

        We will not need the consent of the holders for the following types of amendments:

  •
  adding to our covenants for the benefit of the holders or surrendering a right given to us in the Indenture;

  •
  adding security for the notes; or

  •
  making various other modifications, generally of a ministerial or immaterial nature. (Section 13.01.)

        We will need the consent of the holders of each outstanding note affected by a proposed amendment if the amendment would cause any of the following to occur:

  •
  a change in the maturity date or redemption date of any note;

  •
  a reduction in the interest rate or extension of the time of payment of interest;

  •
  a reduction in the principal amount of any note, the interest or premium payable on any note, or the amount of principal that could be declared due and payable prior to the stated maturity;

  •
  a change in the currency of any payment of principal, premium or interest on any note;

  •
  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any note;

  •
  a reduction in the percentage of outstanding notes necessary to consent to the modification or amendment of the Indenture; or

  •
  a modification in these requirements or a reduction to less than a majority of the percentage of outstanding notes necessary to waive any past default. (Section 13.02.)

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding notes.

Defeasance and Discharge

        We may be discharged from all obligations relating to the notes and the Indenture (except for specified obligations such as obligations to register the transfer or exchange of notes, replace stolen, lost or mutilated notes and maintain paying agencies) if we irrevocably deposit with the Trustee, in trust for the benefit of holders of notes, money or United States government obligations, or any combination thereof, sufficient to make all payments of principal, premium and interest on the notes on the dates those payments are due. To discharge those obligations, we must deliver to the Trustee an opinion of counsel that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the Indenture. If we discharge our obligations as described above, the holders of notes must look only to the funds deposited with the Trustee, and not us, for payments on the notes. (Section 5.01.)

Consolidation, Merger and Sale of Assets; No Financial Covenants

        We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and any premium on all the notes and our obligation to perform every covenant in the Indenture that we are supposed to perform or observe. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Indenture with the same effect as if the successor corporation had been named as us in the Indenture, and we will be released from all obligations under the Indenture. The Indenture defines all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically permits any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the notes. (Sections 12.01 and 12.02.)

        Unless we indicate otherwise in the applicable prospectus supplement, the Indenture will not contain any financial or other similar restrictive covenants.

Limitations on Liens

        Unless we indicate otherwise in the applicable prospectus supplement, so long as any Senior Notes are outstanding, we will not issue, assume or guarantee, or permit to exist, any debt for money borrowed ("debt") that is secured by any mortgage, security interest, pledge or lien ("mortgage") on any of our Operating Property (as defined below), whether we own it at the date of the Indenture or acquire it later, unless we similarly secure the Senior Notes and all other notes issued prior to or contemporaneously with the Senior Notes. This restriction will not apply to:

  •
  mortgages on any property existing at the time we acquire the property or at the time we acquire the corporation owning the property;

  •
  purchase money mortgages;

  •
  specified governmental mortgages; or

  •
  any extension, renewal or replacement (or successive extensions, renewals or replacements) of any mortgage referred to in the three clauses listed above, as long as the principal amount of indebtedness secured under this clause and not otherwise authorized by the clauses listed above, does not exceed the principal amount of indebtedness secured at the time of the extension, renewal or replacement.

        In addition, we can also issue secured debt so long as the amount of the secured debt, plus the value of Sale and Lease-Back Transactions (as defined below), does not exceed the greater of 10% of net tangible assets or 10% of capitalization. (Section 3.01 of Form of Supplemental Indenture). The supplemental indentures relating to the outstanding notes contain a substantially similar covenant. (Section 4.01 of Supplemental Indenture No. 1, Section 4.01 of Supplemental Indenture No. 2 and Section 3.01 of Supplemental Indenture No. 3).

Limitations on Sale and Lease-Back Transactions

        Unless we indicate otherwise in the applicable prospectus supplement, so long as any Senior Notes are outstanding, we will not enter into any Sale and Lease-Back Transaction relating to any of our Operating Property and we will not permit to remain in effect any Sale and Lease-Back Transaction previously entered into (except those leases having a term of not more than 48 months), if we obtain the purchaser's commitment more than 18 months after the later of the completion of the acquisition or the placing in operation of the Operating Property. This restriction will not apply if (1) we would be entitled pursuant to the provisions described in the second sentence under "Limitations on Liens" above to issue debt secured by a mortgage on that Operating Property without securing the notes, (2) after giving effect to the Sale and Lease-Back Transaction, we could incur pursuant to the provisions described in the third sentence under "Limitations on Liens," additional debt secured by mortgages or (3) we apply the net proceeds (if a cash sale), or an amount equal to the fair value of the Operating Property so leased, to the retirement of notes or other senior or equal ranking debt. (Section 3.02 of Form of Supplemental Indenture). The supplemental indentures relating to the outstanding notes contain a substantially similar covenant relating to limitations on Sale and Lease-Back Transactions. (Section 4.02 of Supplemental Indenture No. 1, Section 4.02 of Supplemental Indenture No. 2 and Section 3.02 of Supplemental Indenture No. 3).

Definitions

        "Operating Property" means any interest in real property owned by us and any other asset owned by us that is depreciable in accordance with generally accepted accounting principles.

        "Sale and Lease-Back Transaction" means any arrangement with any person that leases to us any of our Operating Property (except for temporary leases for a term of not more than 48 months) that we have sold or transferred, or will sell or transfer, to that person.

Resignation or Removal of Trustee

        The Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 9.10.)

        The holders of a majority in principal amount of the outstanding notes may remove the Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Trustee upon (1) notice to the Trustee and the holder of each note outstanding under the Indenture and (2) appointment of a successor Trustee. (Section 9.10.)

Concerning the Trustee

        UMB Bank, N.A. is the Trustee. We and/or our affiliates maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for some of our other securities and securities of our affiliates.

BOOK-ENTRY SYSTEM

        Each series of Senior Notes offered by this prospectus may be issued in the form of one or more global securities representing all or part of that series of Senior Notes. This means that we will not issue certificates for that series of Senior Notes to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

        The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased Senior Notes represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

        Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

        We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

        Unless otherwise specified in the prospectus supplement, DTC will act as Depository for Senior Notes issued as global securities. The Senior Notes will be registered in the name of Cede & Co. (DTC's nominee).

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules that apply to DTC and its Direct or Indirect Participants (collectively, "Participants") are on file with the SEC.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global security as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by Participants to owners of beneficial interests in a global security, and voting by Participants, will be governed by the customary practices between the Participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the Participants and not our responsibility or that of DTC or the Trustee.

        Senior Notes of a series represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

  •
  we determine not to require all of the Senior Notes of a series to be represented by a global security and notify the Trustee of our decision.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

        Any underwriters, dealers or agents of Senior Notes may be Direct Participants of DTC.

LEGAL OPINIONS

        Legal opinions relating to the Senior Notes will be rendered by our counsel, Rainey, Ross, Rice & Binns, Oklahoma City, Oklahoma, and Jones Day, Chicago, Illinois. Rainey, Ross, Rice & Binns will pass on matters pertaining to local laws and as to these matters other counsel will rely on their opinions. As of April 1, 2003, Mr. Hugh D. Rice, a partner in Rainey, Ross, Rice & Binns, owned a beneficial interest in 3,000 shares of common stock of our parent company, OGE Energy Corp. Certain legal matters will be passed upon for any underwriters, dealers or agents named in a prospectus supplement by Chapman and Cutler, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PLAN OF DISTRIBUTION

        We intend to sell the Senior Notes offered by this prospectus to or through underwriters or dealers, and may also sell the Senior Notes directly to a limited number of institutional purchasers or through agents, as described in the prospectus supplement relating to an issue of Senior Notes. The distribution of the Senior Notes may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

        In connection with the sale of the Senior Notes, underwriters may receive compensation from us or from purchasers of Senior Notes for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Senior Notes to or through dealers, and those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Senior Notes may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Senior Notes by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

        Under agreements into which we may enter in connection with the sale of Senior Notes, underwriters, dealers, and agents who participate in the distribution of Senior Notes may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

        The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of the initial registration statement until we sell all of the Senior Notes.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002; and

  •
  Our Current Report on Form 8-K, filed with the SEC on January 31, 2003.

        We are not required to, and do not, provide annual reports to holders of our Senior Notes unless specifically requested by a holder.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

      Corporate Secretary
      Oklahoma Gas and Electric Company
      321 N. Harvey, P.O. Box 321
      Oklahoma City, Oklahoma 73101-0321
      (405) 553-3000

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
Capitalization
As of June 30, 2004 (unaudited)
RISK FACTORS
USE OF PROCEEDS
SUPPLEMENTAL DESCRIPTION OF SENIOR NOTES
UNDERWRITING
LEGAL OPINIONS
EXPERTS

ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
OKLAHOMA GAS AND ELECTRIC COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES (unaudited)
DESCRIPTION OF SENIOR NOTES
BOOK-ENTRY SYSTEM
LEGAL OPINIONS
EXPERTS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION